SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K/A

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 OF the Securities Exchange Act of 1934

                          For the month of October 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X  Form 40-F
                                     ---           ---

                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this form is also thereby
                  furnishing the information to the Commission
                 pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.)

                                Yes         No  X
                                   ---         ---

TIM Logo
                                                                Listed - BOVESPA
                                                                Listed - NYSE

  Contacts:

  Tele Nordeste Celular Participacoes S.A.
  Walmir Urbano Kesseli
  55.81.3302.2813
  Fabiola Almeida
  fabiola.almeida@timnordeste.com.br
  Leonardo Wanderley
  55.81.3302.2594
  leonardo.wanderley@timnordeste.com.br
  Polyana Maciel
  55.81.3302.2593
  polyana.maciel@timnordeste.com.br


                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
               ANNOUNCES ITS RESULTS FOR THE THIRD QUARTER OF 2003

Recife, October 27, 2003 Tele Nordeste Celular Participacoes S.A. (NYSE: TND,
BOVESPA: TNEP3, TNEP4) ("Tele Nordeste Celular" or "the Company"), the holding company controlling the operating companies serving Band A cellular telecommunication clients in the states of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas, under the TIM brand name, announced today its results for the third quarter of 2003.

Highlights

--> Launch of GSM in the two main capitals of area 10: Recife and Fortaleza; --> Net additions of 71.0 thousand lines, reaching 2.1 million lines at the end of September;
--> Consolidated net revenue from operations totaled R$ 252.2 million in the third quarter of 2003, a 6.2% increase compared to the same period in 2002; --> Consolidated net income of R$ 29.9 million in the third quarter of 2003, representing an increase of 16.6% compared to the same period in 2002.


Market Performance

Commercial activities during the third quarter of 2003 resulted in consolidated gross additions of 170,396 lines, of which 23.3% were post-paid, compared to 159,259 lines in the third quarter 2002. Consolidated net additions during the third quarter 2003 totaled 71,048 lines, of which 6.8% were post-paid, compared to 62,413 lines during the third quarter of 2002 all of then in the pre-paid.

As of September 30, 2003, the Tele Nordeste Celular operating companies as a whole totaled 2,100,578 lines, of which 33.6% post-paid customers, reaching an estimated market share of 57.4%. At the same date, the penetration rate in the region was estimated at 13.0%, compared to a national penetration rate of approximately 24.0% (40.8 million lines - Source: Anatel - September/2003).

The level of bad debt registered in the third quarter of 2003 stood at 4.4% of gross operating revenues, stable when compared to 4.3% in the same period in 2002. Despite the base growth, we are still keeping the levels of bad debt under control.


GSM Introduction

The third quarter of 2003 marked the launch of our GSM technology by two operating companies (Telpe Celular S.A. and Teleceara Celular S.A.). As a result, we now offer our clients another option, as well as quality TIM services already recognized by the market.

Long Distance Code

As of July 2003, TIM introduced the 41 - operator code - which is available for national and international long distance calls made from TIM phones (TDMA and GSM), throughout the entire territory where its operating companies do business. With 41, our clients can count on another option when making long distance calls.


Financial Highlights

Consolidated net revenue from operations during the third quarter of 2003 totaled R$ 252.2 million, representing a 6.2% increase compared to the third quarter of 2002 . More specifically, service revenues increased by 2.8% allied with the increase of handset sales with increase by 50%.


ARPU

The blended average revenue per user (ARPU), net of taxes on turnover, totaled R$ 37.17 per month in the third quarter of 2003 compared to the R$ 40.00 per month registered in the Q3 2002, due to the increase of the prepaid base.


Evolution of Net Revenue from Operations (in R$ million)


                                [OBJECT OMITTED]


Selected Financial Data (in thousands of Reais)

                                3rd Qtr/03    3rd Qtr/02      9M 03         9M 02
                               =======================================================
Gross Revenue from Services         300,175       285,673      869,194       819,723
Gross Revenue from Handsets          34,504        23,965       99,565        49,766
                               -------------------------------------------------------
 - Taxes                            (82,432)      (72,133)    (232,414)     (199,242)
                               -------------------------------------------------------
Net Operating Income                252,247       237,505      736,345       670,247
 - Cost of Services Sold           (104,466)      (82,180)    (291,875)     (244,534)
 - Cost of Goods Sold               (25,611)      (22,238)     (76,332)      (40,558)
                               -------------------------------------------------------
Gross Profit                        122,170       133,087      368,138       385,155
                               =======================================================


Consolidated gross profit for the third quarter of 2003 fell 8.2% compared to the third quarter of 2002 due to the increase in lease costs regarding connection and interconnection means which increased due to average increase of the interconnection terrifies and the changes of the outgoing traffic mix due to the new competitor.

                                  Gross Profit
                                     R$ MM

                                [OBJECT OMITTED]

Selected Financial Data (in thousands of Reais)

                                         3rd Qtr/03       3rd Qtr/02            9M 03              9M 02
                                       ----------------------------------------------------------------------
                                                       * (Reclassified)                      *(Reclassified)
Operating Expenses
  - Selling                                (55,187)           (49,194)        (160,851)          (136,387)
  - General and administrative             (30,529)           (23,124)         (74,819)           (71,575)
  - other operating expenses, net
                                                12             (8,301)          (7,968)           (26,488)
                                       ---------------------------------------------------------------------
Subtotal                                   (85,704)           (80,619)        (243,638)          (234,448)
                                       ---------------------------------------------------------------------
 - Net financial expenses (revenues)
                                             9,631             (8,136)          32,468            (17,468)
                                       ---------------------------------------------------------------------
Total                                      (76,073)           (88,755)        (211,170)          (251,917)
                                       =====================================================================

* TIM's Brasil Group standardization of accounting principles.

Consolidated net operating expenses in the third quarter totaled R$ 76.1 million, a 14.3% reduction when compared to the same period 2002 due to higher financial revenues. Accumulated for the year the consolidated net operating expenses reached R$211,2 million, against R$251,9 in 2002, a reduction of 16.2%.


SAC

Subscriber acquisition cost ("SAC") for the third quarter of 2003 was R$ 89, compared to the R$137 registered during the third quarter of 2002.

                                    SAC - R$

                                [OBJECT OMITTED]

For the third quarter of 2003, Tele Nordeste Celular reported EBITDA R$ 90.3 million, representing an EBITDA margin of 35.8%, compared to EBITDA of R$ 104.8 million representing an EBITDA margin of 44.1% over net operating revenues reported for the third quarter of 2002. The EBITDA margin was main affected by increase of operational expenses due to high competitive environment and the implementation of the GSM network.

                                EBITDA R$Million
                                EBITDA Margin %

                                [OBJECT OMITTED]

For the third quarter of 2003, Tele Nordeste Celular reported EBIT of R$37,2 million, representing an EBIT margin of 14.8% compared to EBIT of R$53.2 million representing an EBIT margin of 22.4% during the third quarter 2002, this decrease is also attributed to the competitive environment and the implementation of the GSM network.

                                EBIT R$ Million
                                 EBIT Margin %

                                [OBJECT OMITTED]

Tele Nordeste Celular's consolidated net income for the third quarter of 2003 amounted to R$ 29.9 million compared R$ 25.6 million in the third quarter of 2002 For the year, Tele Nordeste Celular's consolidated net income totals R$
93.2 million, compared to R$ 72.6 million in 2002.

                                   NET Income
                                 (R$ thousands)

                                [OBJECT OMITTED]

Goodwill

On June 30, 2000, Tele Nordeste Celular and its operating companies completed a restructuring process that resulted in the transfer of the goodwill paid during the privatization process from Bitel Participacoes S.A., the parent company of Tele Nordeste Celular, to each one of the operating companies. This restructuring was aimed at taking advantage of a tax benefit estimated at R$200 million over 8 years, through 2008, which will be incorporated into each operating company's share capital.

During the third quarter of 2003, the consolidated amortization of the premium, net of the reversal of the provision for the integrity of shareholders' equity, was R$ 6.3 million, generating a fiscal benefit of the same value. For the year, the consolidated amortization of the premium, net of the reversal of the provision for the integrity of shareholders' equity, totals R$ 18.9 million, with a fiscal benefit in the same amount debt profile.

Debt Profile

Consolidated debt as of September 30, 2003 was R$ 302.7 million, with R$ 263.4 million maturing in the short-term. Foreign currency denominated debt totaled R$
78.9 million, all of which was converted into reais using currency swaps, in-line with the policy of the Company's controlling shareholder to minimize exposure to foreign currency risks.

As of September 30, 2003, the company's net cash position totaled R$ 210.1 million.

At October 2nd, Telpe Celular paid its outstanding debentures, which amounted to R$ 224.1 million, of which R$ 200 million was principal and R$ 24.1 million was interest.

Investments

During the third quarter of 2003, Tele Nordeste Celular and its operating companies invested R$ 87.4 million. The investments were mainly allocated towards implementation of the GSM network and respective IT systems, as well as the optimization of the TDMA network.

On September 30, 2003, Tele Nordeste Celular and its operating companies had 931 radio base stations (ERBs), of which 10 were movable and provided services to 308 municipalities, corresponding to a coverage of 74.5% of the population, on TDMA technology. And, had 262 base transceiver station - BTS's, provided services to 18 municipalities, corresponding to a coverage of 21.5% of the population, on GSM technology.

Network digitalization reached 77.4%; that is, 77.4% of voice channels were digital, with 98% of its clients using digital handsets.

Human Resources

On September 30, 2003, Tele Nordeste Celular and its operating companies had 1,026 employees.

Corporate Restructuring

In 2000, under the SMC regulation, we published a relevant fact with the intention of promoting a corporate restructuring envisioning that Telpe Celular would incorporate the other operating companies under the control of Tele Nordeste Celular.


In December 2002 we migrated to the new PCS regulation, and in September 2003 have again requested Anatel's authorization to carry out the corporate restructuring published in the relevant fact in 2000.

We are awaiting a pronouncement of Anatel in order to keep working on this process.


Appendices
- Consolidated Selected Historical Data
- Consolidated EBITDA calculation
- Financial Statements at September 30, 2003 and 2002





--------------------------------------------------------------------------------
This press release contains forward-looking statements. Statements that are not statements of historical fact only reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," forecasts," predicts," "plans, " "projects," and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties, forecast or not by the Company. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.


Consolidated Historical Data

                                                    ----------------------------
                                                      3rd Qtr/03     3rd Qtr/02
                                                    ----------------------------
Clients
 - Total                                               2,100,578      1,904,712
Net Additions                                             71,048         62,413
Market share (%)                                              57             62
Year-over-year growth (%)
                                                            10.3           13.3
Estimated population of region (in millions)                27.2           27.2
Penetration rate (%)
 - Tele Nordeste                                             7.5            6.9
 - Total                                                    13.0           11.1
Municipalities covered
 - TDMA                                                      308            301
 - GSM                                                        18             --
MOU total                                                    108            111
Churn total (%)                                              4.8            5.2
Blended ARPU (R$)
 - Total                                                   37.17          40.00
SAC - Subscriber acquisition cost (R$)                        89            137
Digitalization rate (%)
 - Network                                                    77             76
 - Clients                                                    98             97
Coverage (%)
 - Population                                                 75             75
 - Geographical area                                          29             29
Workforce                                                  1,026          1,045


   Consolidated EBITDA Calculation (in thousands of Reais)


                             3rd Qtr/03   3rd Qtr/02      9M 03         9M 02
                            ----------------------------------------------------

Net operatingl revenue          252,247     237,505       736,345      670,247
Operating income                 45,676      43,204       156,497      131,180
Timnet                            1,196       1,898         2,968        4,615
Depreciation                     45,653      45,286       137,722      133,759
Goodwill amortization             6,295       6,295        18,885       18,885
GSM license amortization          1,161           -         1,161            -
Financial income                (30,432)    (17,607)     (134,804)     (41,412)
Financial expenses               20,800      25,742       102,335       58,880

EBITDA                           90,349     104,818       284,764      305,907
% EBITDA                          35.82       44.13         38.67        45.64



Balance Sheets

September 30, 2003 and 2002
(In thousands of Reais)

                                                    --------------------------      ---------------------------
                                                           Parent Company                   Consolidated
                                                    --------------------------      ---------------------------
                                                     09.30.2003    09.30.2002        09.30.2003     09.30.2002
                                                    --------------------------      ---------------------------
Assets

Current assets
Cash equivalents                                             45            75           512,896        336,889
Trade accounts receivable                                     -             -           149,422        121,763
Inventory                                                     -            50             9,364          5,963
Telecommunications companies                                  -             -            33,021         32,202
Taxes and contributions receivable                        4,516         2,691            62,451         61,598
Deferred income and social contribution taxes               710           653            52,012         49,845
Dividends and interest on shareholders' equity                -             -                 -              -
Other assets                                                739           866            13,652         10,245
                                                    --------------------------       --------------------------
                                                          6,010         4,335           832,818        618,505
                                                    --------------------------       --------------------------

Noncurrent assets
Tax incentives                                                -             -             1,891          1,891
Deferred income and social contribution taxes                 -             -           102,973        124,205
Loan to subsidiaries                                      5,135         7,371                 -              -
Other assets                                              6,487         6,672            13,957          9,943
                                                    --------------------------       --------------------------
                                                         11,622        14,043           118,821        136,039
                                                    --------------------------       --------------------------

Permanent assets
Investments                                             816,695       701,334             7,213          9,567
Property, plant and equipment                             2,778         3,426           550,122        592,293
Deferred                                                      -             -                 -              -
                                                    --------------------------       --------------------------
                                                        819,473       704,760           557,335        601,860
                                                    --------------------------       --------------------------

                                                    --------------------------       --------------------------
                                                        837,105       723,138         1,508,974      1,356,404
                                                    ==========================       ==========================


Balance Sheet

September 30, 2003 and 2002
(In thousands of Reais)


                                                    --------------------------      ---------------------------
                                                           Parent Company                   Consolidated
                                                    --------------------------      ---------------------------
                                                     09.30.2003    09.30.2002        09.30.2003     09.30.2002
                                                    --------------------------      ---------------------------
Liabilities

Current liabilities
Suppliers                                                 1,533           438            68,163         28,742
Financing and loans                                           -             -            39,586         80,682
Debentures                                                    -             -           223,805         17,992
Taxes payable                                                35           381            76,291         79,929
Salaries and vacation pay                                 4,098         3,430             8,695          7,957
Subsidiaries                                             20,606        17,931                 -              -
Telecommunications companies                                  -             -             8,240         12,616
Dividends and interest on shareholders' equity            3,161         2,133             7,346          5,451
Other liabilities                                         4,244         7,995            27,224         28,162
                                                    --------------------------       --------------------------
                                                         33,677        32,308           459,350        261,531
                                                    --------------------------       --------------------------

Noncurrent liabilities
Financing and loans                                           -             -            39,390         50,043
Debentures                                                    -             -                 -        200,000
Provision for contingencies                                  48            77             9,505          8,276
                                                    --------------------------       --------------------------
                                                              -             -            21,203              -
                                                    --------------------------       --------------------------
                                                             48            77            70,098        258,319
                                                    --------------------------       --------------------------
Minority interest
                                                    --------------------------       --------------------------
                                                              -             -           176,146        145,801

Shareholders' equity
Capital
Special reserves                                        313,623       288,443           313,623        288,443
Profit reserves                                         144,352       165,754           144,352        165,754
Retained earnings                                       122,196       118,511           122,196        118,511
                                                    --------------------------       --------------------------
                                                        223,209       118,045           223,209        118,045
                                                    --------------------------       --------------------------
                                                        803,380       690,753           803,380        690,753
                                                    --------------------------       --------------------------

                                                    ==========================       ==========================
                                                        837,105       723,138         1,508,974      1,356,404
                                                    ==========================       ==========================


Income Statement

For the quarters ended September 30, 2003 and 2002
(In thousands of Reais)


                                                   Parent Company                                     Consolidated
                                   ------------------------------------------------  -----------------------------------------------
                                     Quarter   09 months    Quarter     09 months    Quarter     09 months    Quarter    09 months
                                      ended      ended       ended        ended        ended       ended       ended       ended
                                   ------------------------------------------------  -----------------------------------------------
                                   09.30.2003  09.30.2003  09.30.2002  09.30.2002    09.30.2003 09.30.2003  09.30.2002   09.30.2002
                                   ------------------------------------------------  -----------------------------------------------
Gross Revenues
Telecommunication services and
sale of goods                                -          -            -           -     334,679     968,759     309,638      869,489
Deductions
(taxes and discounts)                        -          -            -           -     (82,432)   (232,414)    (72,133)    (199,242)
                                   ------------------------------------------------  ----------------------------------------------

Net income                                   -          -            -           -     252,247     736,345     237,505      670,247

Cost of goods sold and services
rendered                                     -          -            -           -    (130,077)   (368,207)   (104,418)    (285,092)
                                   ------------------------------------------------  ----------------------------------------------

Gross profit                                 -          -            -           -     122,170     368,138     133,087      385,155

Operating revenues (expenses)
Selling expenses                             -           -           -           -     (55,187)   (160,851)    (49,194)    (136,387)
Administrative and general expenses    (2,463)      (7,427)     (2,337)     (7,093)    (30,529)    (74,819)    (23,124)     (71,575)
Financial expenses                      (1,547)     (4,991)     (2,186)     (4,690)    (20,800)   (102,335)    (25,742)     (58,880)
Financial income                         9,996      10,572          50         364      30,432     134,804      17,607       41,412
Equity in income of subsidiaries        24,946      92,588      28,643      79,316      (1,196)     (2,967)     (1,899)      (4,617)
Other operating income                     172         932         (36)      2,326      11,244      19,626       5,202       16,327
Other operating expenses                  (607)       (528)        (35)       (136)    (11,233)    (27,594)    (13,504)     (42,815)
                                   ------------------------------------------------  ----------------------------------------------

Operating income (loss)                 30,497      91,146      24,099      70,087      44,901     154,002      42,433      128,620
                                   ------------------------------------------------  ----------------------------------------------

Nonoperating income                      2,141       2,189           -         472       2,248       2,538         937        1,939
Nonoperating expenses                        -         (12)          -      (1,487)        (91)       (380)       (570)      (3,329)
                                   ------------------------------------------------  ----------------------------------------------

Income before income and social
contribution taxes                      32,638      93,323      24,099      69,072      47,058     156,160      42,800      127,230
                                   ------------------------------------------------  ----------------------------------------------

Income and social contribution
taxes                                   (2,728)        (87)      1,546       3,483      (9,941)    (37,445)     (8,681)     (31,337)
Reversal of interest on
shareholder's equity                         -           -           -           -       2,859       2,859           -            -
Employees Interest
                                   ------------------------------------------------  ----------------------------------------------

Net income before minority
interests                               29,910      93,236      25,645      72,555      39,976     121,574      34,119       95,893
                                   ------------------------------------------------  ----------------------------------------------

Minority interests                           -           -           -           -     (10,066)    (28,338)     (8,474)     (23,338)
                                   ------------------------------------------------  ----------------------------------------------

Net Income (loss)                       29,910      93,236      25,645      72,555      29,910      93,236      25,645       72,555
                                   ================================================  ==============================================

Net income (loss) per lot of
thousand shares (R$)                      0.08        0.26        0.07        0.21
                                   ================================================

Number of shares at September 30,
2002 (thousands)                   357,827,736 357,827,736 345,739,620 345,739,620
                                   ================================================

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:    October 29, 2003

                                    By: /s/ WALMIR URBANO KESSELI
                                        -----------------------------
                                    Name: Walmir  Urbano Kesseli
                                    Title: Chief Financial Officer